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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)

                               Grandview Gold Inc.
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                     386671
                                 (CUSIP Number)

                             David C. Bennion, Esq.
                                Thompson Hine LLP
                         335 Madison Avenue, 12th Floor
                          New York, New York 10017-4611
                            Tel. No.: (212) 344-5680
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                        July 12, 2006 and August 15, 2006
            (Dates of Events Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                               (Page 1 of 6 pages)

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CUSIP No. 386671                      13D/A                   Page 2 of 6 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Gordon Cooper
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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               7    SOLE VOTING POWER

                    2,151,200
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        362,333
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,151,200
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    217,333
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,513,533
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.2%
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14   TYPE OF REPORTING PERSON

     IN
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                                  SCHEDULE 13D

Item 1.     Security and Issuer.

            This Statement on Schedule 13D relates to the common stock, without par value (the "Common Stock"), of Grandview Gold Inc., an Ontario corporation (the "Company"). The principal executive offices of the Company are located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6.


Item 2.     Identity and Background.

            (a) This Statement on Schedule 13D is being filed by Gordon Cooper (the "Reporting Person").

            (b) The Reporting Person's business address is 50 Edenbrook Hill, Toronto, Ontario, Canada M9A 3Z9.

            (c) The Reporting Person is currently a principal of Cardinal Couriers, Inc., a regional courier in Ontario, Canada. He is also a Director of Isogrid Composites, Inc., a manufacturer for panels for the aerospace industry. He is also an investor in and founder of a number of private companies which are in their start-up phase.

            (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (e)   The Reporting Person is a Canadian citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

            Personal funds in the amount of $182,919.


Item 4.     Purpose of the transactions.

            The Reporting Person acquired the Common Stock for investment purposes only.

            Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;


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

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g)   Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)   Any action similar to any of those enumerated above.

            The Reporting Person reserves the right from time to time to acquire or dispose of shares of the Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 2,513,533 shares of the Common Stock, which represents approximately 13.2% of the outstanding Common Stock. The number of shares beneficially owned by the Reporting Person also includes 217,333 shares held by Contact Partners, in which the Reporting Person owns a one-third interest.

            (b) The Reporting Person has sole voting power to vote or to direct the vote over 2,151,200 shares, shared power to vote or to direct the vote over 362,333 shares, sole power to dispose or to direct the disposition over 2,151,200 shares, and shared power to dispose or to direct the disposition over 217,333 shares of Common Stock.

                  The Reporting Person shares voting and dispositive power with respect to 217,333 shares with Contact Partners, a partnership organized in Ireland which invests in public and private companies, with a principal office located at 84 Northumberland Road, Dublin 4, Ireland. Contact Partners has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Person shares voting and dispositive power with respect to 145,000 shares with John Belonzo. Mr. Belonzo has not, in the last five years, been convicted in a criminal


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                  proceeding    (excluding   traffic   violations   or   similar
                  misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Belonzo is a Canadian citizen.

            (c) Betsy Anne Barton transferred 146,500 shares of Common Stock to the Reporting Person on July 12, 2006 at a price of $0.88062 ($1.00 Canadian) per share through a share transfer agreement executed by both parties in Ontario, Canada (the "Share Transfer Agreement").

                  In  addition,   on  August  15,  2006,  the  Reporting  Person
                  purchased 55,000 shares of Common Stock in the public market at the market value at the time of purchase.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            The Reporting Person acquired 146,500 shares of Common Stock from Betsy Anne Barton on July 12, 2006 through the Share Transfer Agreement.

Item 7.     Material to Be Filed as Exhibits.

            The Share Transfer Agreement.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 30, 2006
                                                -------------------------------
                                                Date


                                                /s/ Gordon Cooper
                                                -------------------------------
                                                Gordon Cooper


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